3-1-02

02029521

CARLTON

Form 6-K

Commission File Number 0-15252

Securities and Exchange Commission

Washington, D. C. 20549

Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

for the months of February and March 2002

Carlton Communications Plc
(Translation of registrant's name into English)

25 Knightsbridge, London, England, SW1X 7RZ
Tel: (011) (44) (20) 7663 6363 Fax: (011) (44) (20) 7663 6370
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No____X____

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

RNS Number:8629S
Carlton Communications PLC
12 March 2002

Co Sec.
JM (Co: GL)
S.G Ann File.

CARLTON COMMUNICATIONS PLC

The Company received notification from HSBC Investment Bank plc that as at 8 March 2002 it no longer held a notifiable interest in Carlton ordinary shares.

12 March 2002

END

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Tuesday, 12 March 2002 18:10:30
RNS [nRNSL8629S]

RNS Number:6551S
Carlton Communications PLC
8 March 2002

all in co. sec
GK
S. Ex Ann file

CARLTON COMMUNICATIONS PLC

The Company received notification from CGNU plc on behalf of itself and the CGNU group of companies including Morely Fund Management Limited that, as at 6 March 2002 they were interested in 33,723,796 Carlton ordinary shares.

8 March 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Friday, 8 March 2002 11:53:15
RNS [nRNSH6551S]

RNS Number:6558S
Carlton Communications PLC
8 March 2002

all in co. sec
6k
f. Ex Am [illegible]

CARLTON COMMUNICATIONS PLC

The Company received notification from HSBC Investment Bank plc that as at 5 March 2002 it was interested in 22,650,376 Carlton ordinary shares.

8 March 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Friday, 8 March 2002 11:55:58
RNS [nRNSH6558S]

14:39 07 Mar RNS-REG-Carlton Comms PLC <CCM.L> Floating Rate Notes Purchase

RNS Number:5930S
Carlton Communications PLC
7 March 2002

Carlton Communications Plc announces that it today purchased Euro 50,000,000 in nominal amount of its March 2003 Floating Rate Notes (ISIN XS0134746568). The notes purchased will not be cancelled and accordingly Euro 150,000,000 of the issue remains outstanding.

all in co. sec
bk
St Ex Ann's file.

END

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Thursday, 7 March 2002 14:39:03
RNS [nRNSG5930S]

05Mar02 UK: REG-CARLTON COMMS PLC DOC RE RESOLUTIONS PASSED.
Carlton Communications PLC 5 March 2002

Doc Re Resolutions Passed at AGM held on 28 February 2002

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange
END 'DOCBKPKDDBKDKNK.
REGULATORY NEWS SERVICE 05/03/2002

05Mar02 UK: REG-CARLTON COMMS PLC CIRCULAR TO SHAREHOLDERS.

Carlton Communications PLC 5 March 2002

Circular to Shareholders re - Reminder of Conversion Rights Notice

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange
END 'CIRUVAARUORORAR.
REGULATORY NEWS SERVICE 05/03/2002

15:31 28 Feb RNS-REG-Carlton Comms PLC <CCM.L> Result of AGM

RNS Number:2149S
Carlton Communications PLC
28 February 2002

CARLTON COMMUNICATIONS PLC

All resolutions proposed at the Annual General Meeting of the company held today have been passed.

In addition, all resolutions proposed at the separate Class Meeting of the 6.5p preference shareholders have also been passed.

28 February 2002

END

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Thursday, 28 February 2002 15:31:46
RNS [nRNSb2149S]

16:48 28 Feb RNS-REG-Carlton Comms PLC <CCM.L> FRN Variable Rate Fix

RNS Number:2076S
Carlton Communications PLC
28 February 2002

RE CARLTON COMMUNICATIONS PLC
EUR 150,000,000 SERIES 6 EMTN
DUE 04 MARCH 2003
ISIN: XS0134746568

THIS IS TO FORMALLY ADVISE YOU THAT THE INTEREST RATE FOR THE PERIOD 04MAR02 TO 05JUN02 HAS BEEN FIXED AT 3.566 PCT PER ANNUM.

INTEREST PAYABLE VALUE 05JUN02 WILL AMOUNT TO
EUR 9.21 PER EUR 1,000 DENOMINATION
EUR 92.12 PER EUR 10,000 DENOMINATION
EUR 921.22 PER EUR 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3855 / 3857 OR FAX: 44 171 505 3881.

RATE FIX DESK
CITIBANK N.A. LONDON

END

RC PUUGWPUPPGCR

Thursday, 28 February 2002 16:48:59
RNS [nRNSb2076S]

10:36 28 Feb REG-Carlton Comms PLC <CCM.L> AGM Statement

RNS Number:1715S
Carlton Communications PLC
28 February 2002

CHAIRMAN'S AGM STATEMENT

Carlton Communications Plc held its Annual General Meeting in London today. Michael Green, Chairman, said:

"In 2001 our focus was on managing our businesses in a difficult year, to ensure Carlton is well positioned to benefit from a recovery in demand for advertising, and to create long-term value. We completed the process of re-shaping the Group following the sale of Technicolor and the integration of HTV. Carlton is now a focused media company with a more streamlined management and a lower cost base. Paul Murray joined as our new Finance Director.

"The advertising market remains weak and we are unable to predict with certainty the timing of a resumption in growth. ITV's advertising revenue in the first five months of our current financial year is expected to be around 12 per cent lower than last year. However, we expect the football World Cup in June will stimulate renewed interest amongst leading advertisers. When business confidence returns, new product launches will favour ITV1, which provides advertisers with unrivalled impact.

"We continue to ensure we are making the most effective use of ITV1's £1 billion annual programme spend. The huge success of Pop Idol this month is proof of ITV's ability to create talked-about-television. Strengthening the overall performance of the ITV1 schedule is a key priority for this year.

"ITV2, ITV1's digital sister channel, is attracting new audiences and advertiser interest. Since its launch on digital satellite last November, its audience share has quadrupled. Its schedule of extensions to ITV1 shows such as Pop Idol, an interactive version of Who Wants to be a Millionaire, old favourites like Kavanagh QC, time-shifted repeats and American imports like Letterman, is already proving more popular than E4, yet with only half the programme budget."

Michael Green continued:

"Yesterday we announced to the Stock Exchange that we and Granada had discussed a possible combination of our businesses. Our objective, as always, was to make Carlton and ITV stronger and more competitive. We will continue to work together with our partners in ITV to deliver value to our customers and our shareholders.

"Discussions with the BBC and other broadcasters and manufacturers regarding free to air Digital Terrestrial Television are continuing."

Michael Green concluded:

"In the year ahead our focus will be on three key areas: strengthening ITV1's schedule performance, continuing to reduce the costs in our businesses, and shaping the future of both free and pay television."

- ENDS -

For further information please contact:

Shaun Williams   Carlton Communications Plc   020 7663 6363

END

AGMTPMPTMMITMMT

10:35 28 Feb REG-Carlton Comms PLC <CCM.L> Directorate Change

RNS Number:1716S
Carlton Communications PLC
28 February 2002

Announcement

Carlton Communication Plc today at its Annual General Meeting announced that Anthony Forbes was standing down after eight years as a non-executive director of the Company with immediate effect.

Thursday, 28th February 2002

END

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Thursday, 28 February 2002 10:35:07
ENDS [nRNSb1716S]

15:00 27 Feb REG-Carlton Comms PLC <CCM.L> Restructure of ITV Digital<GAA.L>

RNS Number:1293S
Carlton Communications PLC
27 February 2002

ANNOUNCEMENT

The Boards of Carlton and Granada have concluded that a fundamental restructuring of ITV Digital's cost base must be concluded as a matter of urgency in order to secure the long term future of the business. Deloitte & Touche have been appointed to assist in the implementation of this process.

Wednesday, 27th February, 2002

END

MSCSEFFLWSESEDE

Wednesday, 27 February 2002 15:00:16
ENDS [nRNSa1293S]

07:11 27 Feb REG-Carlton Comms PLC <CCM.L> Merger Discussions Terminated<GAA.L>

RNS Number:0938S
Carlton Communications PLC
27 February 2002

ANNOUNCEMENT

Carlton and Granada have been in discussions regarding a possible combination of their businesses, in step with proposed legislative changes.

The two Boards have decided not to pursue these discussions.

Wednesday, 27th February 2002

END

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Wednesday, 27 February 2002 07:11:49
ENDS [nRNSa0938S]

17:35 25 Feb REG-Carlton Comms PLC <CCM.L> Dividend

RNS Number:9956R
Carlton Communications PLC
25 February 2002

FINAL DIVIDEND
SECURITY TITLE
*ADR(5:1)

MNEMONIC CODE	*CCMD
SEDOL CODE	*2-176-341
DIVIDEND AMOUNT	*Info n/av
PROVISIONAL EX DATE	*27-02-02
RECORD DATE	*01-03-02
PAYMENT DATE	*15-04-02
NOTES *	

DVDQELFLLLBLBBD

Monday, 25 February 2002 17:35:10
ENDS [nRNSY9956R]

12Feb02 UK: REG-CARLTON COMMS PLC ITV DIGITAL NUMBERS.
Carlton Communications PLC

12 February 2002

12 February 2002

ITV Digital on track

ITV Digital's latest subscriber figures, published today, show growth to the end of December continuing in line with the objectives announced in April 2001.

Rob Fyfe, ITV Digital Managing Director, said:

"Our plan since April has been to deliver steady growth in subscribers and to control our cost base. These results demonstrate that we are achieving that aim."

Subscriber numbers grew during the quarter by 46,000 to a total of 1,263,000. Penetration in pubs and clubs continues to grow, reaching around 20 per cent of this important - and profitable - market. Over a million customers are watching UEFA Champions League in pubs and bars.

Annualised ARPU was £225. The price increases for existing customers, which were implemented in January 2002, should increase their ARPU on average by about £25 on an annualised basis.

The company is also continuing to drive down costs internally. With the benefits of new technology and improved training, a reduction of around 600 posts will be achieved, almost entirely voluntarily, during the current quarter, without jeopardising the quality of service to customers. This represents about 25% of the company's workforce at its peak.

Three-month churn, at 24.9 per cent, remains within our forecast range. The net cost of churn to ITV Digital is substantially lower than for other platforms, because ITV Digital recovers the set top boxes and recycles them.

During the quarter, Discovery Channel was added and the penetration of ITV Sport Channel rose from 11 per cent to 16 per cent.

A number of manufacturers of set top boxes are planning to produce low-cost products, to receive free to air channels. ITV Digital is working with these manufacturers to ensure that these products meet acceptable standards and are capable of being upgraded to receive future services, including pay TV.

When these products come on to the market, they will constitute a substantial potential market for ITV Digital, further increasing the difference between the lower acquisition costs of ITV Digital and other platforms.

Notes to editors

1. Of the total of 1,263,000 subscribers, 19,000 residential customers have

signed contracts but are yet to activate their smartcards and around 10,000 have been installed without subscriptions, mainly in dealers, for demonstration purposes.

2. ITV Digital continues to take the strongest measures against all manufacturers, sellers and users of counterfeit equipment.

For media information contact

Nicola Howson

020 7843 8092

Andrew Marre

020 7819 8227

For analyst information contact

Cliff Hide

020 7663 6363

James Tibbitts

14:44 01 Feb RNS-REG-Carlton Comms PLC <CCM.L> Director Shareholding

RNS Number:8722Q
Carlton Communications PLC
1 February 2002

c.c. all in co. sec
St ex file
GK.
CM file
PM file.

Carlton Communications Plc

Following the annual launch of its Inland Revenue approved SAYE share option scheme, Carlton Communications Plc has today granted an option over 4,545 ordinary shares to each of Gerry Murphy and Paul Murray, directors of the Company, at an exercise price of 209p per share. An option over 3,552 ordinary shares at an exercise price of 475p per share granted to Gerry Murphy under a previous launch of the SAYE share option scheme lapsed on 21 January 2002.

1 February 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Friday, 1 February 2002 14:44:18
RNS [nRNSA8722Q]

CARLTON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto daily authorized.

Carlton Communications Plc
Registrant

Date: 20 March 02 By: ______________________

David Abdoo
Company Secretary

Jm/form 6-K/211101